Exhibit 1.2

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Translation from French--for Information Only

                                      HAVAS
A corporation (societe anonyme) with registered capital of (euro)122,087,611.20
        Registered office: 2, Allee de Longchamp, 92150 Suresnes (France)
            No. 335 480 265 in the Register of Commerce and Companies
                          for Nanterre. APE code 744 B

Amendments to the terms of the Havas 4% bonds convertible into and/or exchangeable for new or existing maturing on January 1, 2009 as published in the Bulletin des annonces legales obligatoires [Gazette of Official Legal Notices - BALO] of May 15, 2002, pages 10541 to 10545.

At a meeting at the registered office on December 1, 2003 called by the board of directors, the general meeting of holders of the Havas 4% bonds convertible into and/or exchangeable for new or existing shares maturing on January 1, 2009 (ISIN code FR0000188476) (referred to hereinafter collectively as the "bonds" and individually as a "bond"), in accordance with the terms of Article L. 228-65 of the French Commercial Code, having read the report of the board of directors and deliberating in the presence of a quorum and by the majority provided for in Article L. 225-98, second paragraph, of the French Commercial Code:

      o decided to renounce the possibility of early redemption at par at the holder's option on January 1, 2006 in exchange for payment of a sum of 1.20 euro per bond payable in a single instalment in cash under the same conditions as for the interest payable on January 1, 2004; and

      o approved the amendments to the terms of the bonds as published in the Bulletin des annonces legales obligatoires [Gazette of Official Legal Notices - BALO] of May 15, 2002, pages 10541 to 10545, and described in the prospectus registered with the Commission des operations de bourse [French stock exchange commission] under no. 02-543 on May 13, 2002 (referred to hereinafter as the "Prospectus") as follows:

            - the paragraph headed "Early redemption at the option of the bondholder" (page 10542 of the BALO), corresponding to paragraph
            2.3.7.7 of the Prospectus was deleted;

            - the following paragraph was added to the terms:

            "In exchange for the cancellation of the possibility of early redemption at the holder's option on January 1, 2006, the Company shall pay an additional compensation in an amount of 1.20 euro per bond, payable in a single instalment in cash under the same conditions as for the interest payable on January 1, 2004."